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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                               Westwood One, Inc.
                               __________________
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     ______________________________________
                          (Title of Class Securities)

                                   961815107
                                   _________
                                 (CUSIP Number)

                                 Farid Suleman
                             Vice President-Finance
                               600 Madison Avenue
                    New York, New York 10022 (212) 750-6400
                    _______________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      August 7. 1995 and November 10, 1995
                      ____________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because  of Rule 13d- 1(b)(3) or (4), check the following box [   ].
                                                                        ___

Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person:  (1) has a  previous
                                                   ___
statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note:   Six  copies of  this statement,  including all  exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 961815107


1.   Name of Reporting Person:                             Infinity Network Inc.

     S.S. or I.R.S Identification
     No. of Above Person:                                  52-1859471

2.   Check the Appropriate Box if a Member of a Group

                                                           (a)  X     (b)
                                                               ___        ___

3.   SEC Use Only

4.   Source of Funds:                                      00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           ___

6.   Citizenship or Place of Organization:                 Delaware

     Number  of  Shares Beneficially  Owned  by  Reporting Person With:

7.   Sole Voting Power:                                    None

8.   Shared Voting Power:                                  8,120,690

9.   Sole Dispositive Power:                               6,500,000

10.  Shared Dispositive Power:                             None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                  8,120,690

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ___

13.  Percent of Class Represented by Amount in Row (11):   26.1%

14.  Type of Reporting Person:                             CO

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   CUSIP No. 961815107


          This Amendment No. 2 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995 (the "Schedule 13D"), by Infinity Network Inc. ("INI"), a wholly-owned subsidiary of Infinity Broadcasting Corporation, with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 reports certain transactions by INI and the Issuer involving securities of the Issuer exercisable into Common Stock and the aggregate impact of such transactions on INI's interest in securities of the Issuer.


Item 1.    Security and Issuer.
           ___________________

          No Change.


Item 2.   Identity and Background.
          _______________________

          No Change.


Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          Not applicable.


Item 4.   Purpose of Transaction.
          ______________________

          This Amendment No. 2 is filed to report (i) the vesting of INI's
                                                   -
Second Incentive Warrant, as hereinafter defined, to purchase 500,000 shares of the Common Stock at $4.00 per share (subject to adjustment) and
(ii) the agreement by the  Issuer to purchase INI's First  Incentive
 --
Warrant, as hereinafter  defined, for a purchase price of $5,593,750.

          Incentive Warrants
          __________________

          On February 3, 1994, as incentive compensation under the Management Agreement, dated as of February 3, 1994 (the "Management
Agreement"),    between   Infinity    Broadcasting Corporation  and  the
Issuer, the Issuer issued to INI three warrants to purchase up to an aggregate of 1,500,000 shares of the Common Stock exercisable as follows:
(i) 500,000  shares at $3.00  per share  (subject to  adjustment) (the  "First
 -
Incentive Warrant") if the Common Stock reaches a price of $10.00 per share on at least 20 out of 30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"); (ii) 500,000
                                                               --
shares at $4.00 per share (subject to adjustment) (the "Second Incentive Warrant") if the Common Stock reaches a price of

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   CUSIP No. 961815107

$15.00  per share  on at least  20 out  of 30 consecutive Trading  Days; and
(iii) 500,000 shares  at $5.00 per share (subject to adjustment) if the Common
 ---
Stock reaches a price of $20.00 per share on at least 20 out of 30 consecutive Trading Days.

          On September 27, 1994, the Common Stock reached a price of at least $10.00 per share on at least 20 out of 30 consecutive Trading Days, and,
accordingly,  the First  Incentive  Warrant vested.   Such  incentive warrant
may be exercised at any time prior to the close of business on February 3, 2004, after which time such incentive warrant will terminate. The vesting of such incentive warrant was reported in Amendment No. 1 to the Schedule 13D.

          On August 7, 1995, the Common Stock reached a price of at least $15.00 per share on at least 20 out of 30 consecutive Trading Days, and,
accordingly, the  Second  Incentive  Warrant vested.   Such  incentive warrant
may be exercised at any time prior to the close of business on February 3, 2004, after which time such incentive warrant will terminate.

          On November 10, 1995, the Issuer agreed to purchase the Second Incentive Warrant from INI for a purchase price of $5,593,750.


Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a)  Aggregate Number and Percentage Owned.
               _____________________________________

          See Items 11 and 13 of the cover page attached hereto for the aggregate number and percentage of the Common Stock held by INI as a result of the vesting of Second Incentive Warrant and the purchase of the First Incentive Warrant by the Issuer.

          Pursuant to a Voting Agreement, dated as of February 3, 1994   (the
"Voting  Agreement"), among  the  Issuer, Norman  J. Pattiz  and INI, INI and
Mr. Pattiz agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer.

          According to the Issuer's Proxy Statement, dated May 1, 1995, Mr. Pattiz is the beneficial owner of 1,269,000 shares of Common Stock, which includes stock options to purchase 300,000 shares of the Common Stock granted pursuant to Mr. Pattiz' previous written employment agreement. In addition, Mr. Pattiz is also the beneficial owner of 351,690 shares of the Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock.

          As a result of the transactions described in Item 4 and Mr. Pattiz' beneficial ownership, INI beneficially owns 8,120,690 shares of the Common Stock or approximately 26.1%

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   CUSIP No. 961815107

of the outstanding Common Stock, having sole dispositive power over 6,500,000 shares and shared voting power with Mr. Pattiz over 8,120,690 shares. For purposes of calculating the percentage of Common Stock owned by INI, the 300,000 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

          (b)  Voting and Investment Power.
               ___________________________

          See Items 7-10 of the cover page attached hereto and Item 5(a) above for the number of shares of the Common Stock as to which INI has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

          (c)  Description of Transactions.
               ___________________________

          See Item 4 for a description of the transactions pursuant to which (i) the Second Warrant vested and (ii) the Issuer agreed to
        _                                    __
purchase the First Incentive Warrant from INI.

          (d)  Dividends, Proceeds, etc.
               ________________________

          Not applicable.

          (e)  Date ceased to be beneficial owner.
               __________________________________

          Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          _____________________________________________________________________
          to Securities of the Issuer.
          ____________________________

          No Change.


Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit 5  --  Incentive Warrant, dated as  of February 3, 1994, issued by the Issuer to INI or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $3.00 per share. (This exhibit can be found as Exhibit 5 to the Issuer's Schedule
                         13D filed on February 14, 1994 and is incorporated herein by reference.)


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          Exhibit 6      Incentive Warrant, dated as  of February 3, 1994,
                         issued by the Issuer to INI or its designated affiliate, to purchase 500,000 shares of Common Stock at an exercise price of $4.00 per share. (This exhibit can be found as Exhibit 6 to the Issuer's Schedule
                         13D filed on February 14, 1994 and is incorporated herein by reference.)
Signature

          After  reasonable  inquiry  and   to  the  best  of  my knowledge and
belief, I certify that the information set forth in this statement is true, complete and correct.


December  8, 1995
_________________                       _________________________
Date                                    Farid Suleman
                                        Vice President-Finance and
                                        Assistant Secretary




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